SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2758	RFREARDON@STBLAW.COM

November 9, 2017

VIA EDGAR

Re:                             Acceleration Request for Acushnet Holdings Corp.

Registration Statement on Form S-1

Filed November 9, 2017

CIK No. 0001672013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, Acushnet Holdings Corp., that effectiveness of the above-referenced Registration Statement be accelerated to 4:15 p.m., Washington, D.C. time, on November 13, 2017, or as soon as possible thereafter.

Please do not hesitate to call me at (212) 455-2758 with any questions.

Very truly yours,

/s/ Roxane F. Reardon
Roxane F. Reardon

November 9, 2017

VIA EDGAR

Re:	Acushnet Holdings Corp.
Registration Statement on Form S-1
Filed November 9, 2017
CIK No. 0001672013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Acushnet Holdings Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”) be accelerated so that it may become effective at 4:15 p.m., Washington, D.C. time, on November 13, 2017, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Roxane F. Reardon of Simpson Thacher & Bartlett LLP, at (212) 455-2758.

The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company and its management from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert any review, comments, action or absence of action by the Staff or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

ACUSHNET HOLDINGS CORP.

By:	/s/ Joseph J. Nauman
	Name:	Joseph J. Nauman
	Title:	Executive Vice President, Chief Legal and Administrative Officer

[Signature Page — Acceleration Request]